UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Dice Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

253017107

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

Exhibit Index:  Page 12

CUSIP No. 253017107	13G	Page 2 of 14 Pages

1.	Name of Reporting Persons QCP GP Investors II LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,782,185
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,782,185
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,782,185
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 [X]
11.	Percent of Class Represented by Amount in Row (9): 33.5%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 253017107	13G	Page 3 of 14 Pages

1.	Name of Reporting Persons Quadrangle GP Investors II LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,782,185
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,782,185
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,782,185
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 [X]
11.	Percent of Class Represented by Amount in Row (9): 33.5%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 253017107	13G	Page 4 of 14 Pages

1.	Name of Reporting Persons Quadrangle Capital Partners II LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 18,166,539
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 18,166,539
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,166,539
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 [X]
11.	Percent of Class Represented by Amount in Row (9): 29.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 253017107	13G	Page 5 of 14 Pages

1.	Name of Reporting Persons Quadrangle Select Partners II LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 487,301
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 487,301
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 487,301
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 [X]
11.	Percent of Class Represented by Amount in Row (9): 0.8%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 253017107	13G	Page 6 of 14 Pages

1.	Name of Reporting Persons Quadrangle Capital Partners II-A LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,085,590
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,085,590
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,085,590
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 [X]
11.	Percent of Class Represented by Amount in Row (9): 3.4%
12.	Type of Reporting Person (See Instructions): PN

Page 7 of 15 Pages

Item 1(a).

Name of Issuer:

Dice Holdings, Inc. (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 3 Park Avenue, New York,

New York 10016.

Item 2(a).

Name of Person Filing:

This Schedule 13G is filed by:

(i)

QCP GP Investors II LLC;

(ii)

Quadrangle GP Investors II LP;

(iii)

Quadrangle Capital Partners II LP;

(iv)

Quadrangle Select Partners II LP; and

(v)

Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”).

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  Each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of the Shares (as defined herein) held by the QCP II Funds.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The principal office and business address of the Reporting Persons is 375 Park Avenue, New York, New York 10152.

Item 2(c).

Citizenship:

Each of the Reporting Persons was organized under the laws of the State of Delaware.

Item 2(d).

Title of Class of Securities:

Common Stock, par value $.01 per share (the “Shares”)

Item 2(e).

CUSIP Number:

253017107

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 8 of 15 Pages

Item 4.

Ownership.

(a)

Amount beneficially owned:

As of December 31, 2007, each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of an aggregate of 20,782,185 Shares.  This number consists of 42,755 Shares held by Quadrangle GP Investors II LP, 18,166,539 Shares held by Quadrangle Capital Partners II LP, 487,301 Shares held by Quadrangle Select Partners II LP and 2,085,590 Shares held by Quadrangle Capital Partners II-A LP.  As of December 31, 2007, (i) Quadrangle Capital Partners II LP may be deemed to be the beneficial owner of the 18,166,539 Shares it held; (ii) Quadrangle Select Partners II LP may be deemed to be the beneficial owner of the 487,301 Shares it held; and (iii) Quadrangle Capital Partners II-A LP may be deemed to be the beneficial owner of the 2,085,590 Shares it held.

(b)

Percent of class:

Based on the Issuer having 62,012,919 Shares outstanding (the number of Shares outstanding as of October 31, 2007 reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2007), (i) each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of approximately 33.5% of the total number of Shares outstanding; (ii) Quadrangle Capital Partners II LP may be deemed to be the beneficial owner of approximately 29.3% of the total number of Shares outstanding; (iii) Quadrangle Select Partners II LP may be deemed to be the beneficial owner of approximately 0.8% of the total number of Shares outstanding; and (iv) Quadrangle Capital Partners II-A LP may be deemed to be the beneficial owner of approximately 3.4% of the total number of Shares outstanding.

(c)

Number of shares as to which the reporting person has:

QCP GP Investors II LLC

(i)	Sole power to vote or to direct the vote:	20,782,185
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	20,782,185
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle GP Investors II LP

(i)	Sole power to vote or to direct the vote:	20,782,185
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	20,782,185
(iv)	Shared power to dispose or to direct the disposition of:	0

Page 9 of 15 Pages

Quadrangle Capital Partners II LP

(i)	Sole power to vote or to direct the vote:	18,166,539
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	18,166,539
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Select Partners II LP

(i)	Sole power to vote or to direct the vote:	487,301
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	487,301
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II-A LP

(i)	Sole power to vote or to direct the vote:	2,085,590
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	2,085,590
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the

Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

See Item 4.

The QCP II Funds are parties to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among themselves, General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “General Atlantic Entities”) and certain management shareholders named therein (the “Shareholders Agreement”).

The Shareholders Agreement provides that the QCP II Funds are entitled to designate up to three members of the Company’s board of directors and that the General Atlantic Entities are entitled to designate up to three members of the Company’s board of directors and requires that the QCP II Funds and the General Atlantic Entities vote their respective Shares in favor of such designees.  The Shareholders Agreement also contains

Page 10 of 15 Pages

provisions restricting the transfer of the Issuer’s securities and provides each of the QCP II Funds and the General Atlantic Entities with demand registration rights.  The Shareholders Agreement is filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.

Given the terms of the Shareholders Agreement, the Reporting Persons together with the General Atlantic Entities and their affiliates and the management shareholders named therein may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 45,113,833 Shares, or 72.7%, of the Issuer’s total number of Shares outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a “group” solely for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual.  The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Shareholders Agreement (other than Shares owned by the QCP II Funds and Quadrangle GP Investors II LP).  Each Reporting Person disclaims beneficial ownership of the Shares of the Issuer other than the amounts reported on such Reporting Person’s cover page included herein.

Item 9.

Notice of Dissolution of Group.

Not applicable

Item 10.

Certification.

           Not applicable

Page 11 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

QCP GP INVESTORS II LLC

By:

/s/ Peter Ezersky

Name:  Peter Ezersky

Title:  Managing Member

QUADRANGLE GP INVESTORS II LP

By:

QCP GP Investors II LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky

Title:  Managing Member

QUADRANGLE CAPITAL PARTNERS II LP

By:

Quadrangle GP Investors II LP, as its General Partner

By:

QCP GP Investors II LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky

Title:  Managing Member

QUADRANGLE SELECT PARTNERS II LP

By:

Quadrangle GP Investors II LP, as its General Partner

By:

QCP GP Investors II LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky

Title:  Managing Member

Page 12 of 15 Pages

QUADRANGLE CAPITAL PARTNERS II-A LP

By:

Quadrangle GP Investors II LP, as its General Partner

By:

QCP GP Investors II LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky
Title:  Managing Member

Page 13 of 15 Pages

EXHIBIT LIST

Page No.

A.

Joint Filing Agreement, dated as of February 14, 2008, by and among

QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle

Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle

Capital Partners II-A LP.....................................................................................

      13

Page 14 of 15 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Dice Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2008.

QCP GP INVESTORS II LLC

By:

/s/ Peter Ezersky

Name:  Peter Ezersky

Title:  Managing Member

QUADRANGLE GP INVESTORS II LP

By:

QCP GP Investors II LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky

Title:  Managing Member

QUADRANGLE CAPITAL PARTNERS II LP

By:

Quadrangle GP Investors II LP, as its General Partner

By:

QCP GP Investors II LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky

Title:  Managing Member

QUADRANGLE SELECT PARTNERS II LP

By:

Quadrangle GP Investors II LP, as its General Partner

By:

QCP GP Investors II LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky

Title:  Managing Member

Page 15 of 15 Pages

QUADRANGLE CAPITAL PARTNERS II-A LP

By:

Quadrangle GP Investors II LP, as its General Partner

By:

QCP GP Investors II LLC, as its General Partner

By:

/s/ Peter Ezersky

Name:  Peter Ezersky

Title:  Managing Member